UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

PIVOTAL SOFTWARE, INC.

(Name of the Issuer)

Pivotal Software, Inc.

VMware, Inc.

Raven Transaction Sub, Inc.

Dell Technologies Inc.

Denali Intermediate Inc.

EMC Corporation

VMW Holdco LLC

EMC Equity Assets LLC

(Names of Persons Filing Statement)

Class A common stock, par value $0.01 per share

Class B common stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number of Class of Securities)

Andrew M. Cohen General Counsel Christopher Ing Associate General Counsel Pivotal Software, Inc. 875 Howard Street, Fifth Floor San Francisco, California 94103 (415) 777-4868	Amy Fliegelman Olli Senior Vice President and General Counsel VMware, Inc. 3401 Hillview Avenue Palo Alto, California 94304 (650) 427-5000	Robert L. Potts Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary Dell Technologies Inc. One Dell Way Round Rock, Texas 78682 (512) 728-7800
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Alan F. Denenberg Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Tad J. Freese Mark M. Bekheit Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025	Martin W. Korman Todd Cleary Ethan Lutske Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

Barbara L. Becker Saee M. Muzumdar Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	William R. Dougherty Atif I. Azher Naveed Anwar Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,014,941,052.34	$521,139.35

*

Solely for the purpose of calculating the filing fee, the aggregate value of the transaction was calculated based on the sum of (a) 104,637,970 shares of Class A common stock, par value $0.01 per share (the “Class A common stock”), issued and outstanding as of October 15, 2019 (to be cancelled in exchange for a cash payment of $15.00 per share) multiplied by $15.00, (b) 131,306,110 shares of Class B common stock, par value $0.01 per share (the “Class B common stock”), issued and outstanding as of October 15, 2019 (excluding the shares of Class B common stock beneficially owned by VMware, Inc. (“VMware”)), which are convertible into an equal number of shares of Class A common stock (each share of Class B common stock to be exchanged for 0.0550 of a share of Class B common stock of VMware, Inc. (“VMware”), par value $0.01 per share), multiplied by $14.98, which is the average of the high and low prices for shares of the Class A common stock as reported on the New York Stock Exchange on October 28, 2019, calculated in accordance with Exchange Act Rule 0-11(c)(1)(i), (c) 23,666,601 shares of Class A common stock as of October 15, 2019 underlying outstanding options that are vested or outstanding options held by non-employee directors of Pivotal Software, Inc. (“Pivotal”), in each case with an exercise price less than $15.00 per share (to be cancelled in exchange for a cash payment of $15.00 per share less the applicable exercise price) multiplied by $7.46 (which is the difference between $15.00 and $7.54, the weighted average per share exercise price of such options), (d) 8,863,611 shares of Class A common stock as of October 15, 2019 underlying outstanding and unvested options after the merger with an exercise price less than $15.00 per share (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with options to purchase shares of Class A common stock of VMware, par value $0.01 per share (the “VMware Class A common stock”)) multiplied by $5.28 (which is the difference between $15.00 and $9.72, the weighted average per share exercise price of such options), (e) 41,007 shares of Class A common stock as of October 15, 2019 underlying outstanding and vested restricted stock units (“RSUs”) and outstanding and unvested RSUs held by non-employee directors of Pivotal (to be cancelled in exchange for a cash payment of $15.00 per RSU) multiplied by $15.00, (f) 15,922,544 shares of Class A common stock as of October 15, 2019 underlying outstanding and unvested RSUs (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with RSUs for shares of VMware Class A common stock) multiplied by $15.00 and (g) a maximum of 1,040,000 shares of Class A common stock as of October 15, 2019 underlying outstanding purchase rights under Pivotal’s 2018 Employee Stock Purchase Plan multiplied by $15.00.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Exchange Act was calculated by multiplying $4,014,941,052.34 by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$521,139.35	Filing Party:	Pivotal Software, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	November 4, 2019

INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Pivotal Software, Inc., a Delaware corporation (“Pivotal”), the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A common stock”) and Class B common stock, par value $0.01 per share (the “Class B common stock” and, collectively, the “common stock”) that are the subject of the Rule 13e-3 transaction; (b) VMware, Inc., a Delaware corporation (“VMware”); (c) Raven Transaction Sub, Inc., a Delaware corporation and a wholly owned subsidiary of VMware (“merger sub”); (d) Dell Technologies Inc., a Delaware corporation (“Dell”); (e) Denali Intermediate Inc., a Delaware corporation and wholly owned subsidiary of Dell; (f) EMC Corporation, a Massachusetts corporation and an indirect wholly owned subsidiary of Dell (“EMC Corporation”); (g) VMW Holdco LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Dell (“VMW Holdings”); and (h) EMC Equity Assets LLC, a Delaware limited liability company and wholly owned subsidiary of Dell.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 27, 2019, at a special meeting of Pivotal’s stockholders, Pivotal’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of August 22, 2019, by and among Pivotal, VMware and merger sub (the “merger agreement”), as contemplated by the merger agreement.

On December 30, 2019, Pivotal filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which merger sub was merged with and into Pivotal (the “merger”), with Pivotal continuing as the surviving corporation. As a result of the merger, Pivotal became a wholly owned subsidiary of VMware.

At the effective time of the merger, (a) each outstanding share of the Class A common stock (other than shares held in treasury or shares owned by Dell, EMC Corporation, VMW Holdings, VMware or merger sub that were not held on behalf of unaffiliated third parties and other than shares owned by stockholders who have not voted in favor of approving the merger agreement and complied with the applicable provisions of the Delaware General Corporation Law to perfect their appraisal rights), was automatically converted into the right to receive $15.00 in cash, without interest and subject to deduction for any required withholding tax, (b) each outstanding share of the Class B common stock owned by Dell (other than each share of the Class B common stock beneficially owned by VMware) was exchanged for 0.0550 of a share of VMware Class B common stock, par value $0.01 per share (the “VMware Class B common stock”), or approximately 7.2 million shares of VMware Class B common stock, (c) each outstanding share of the Class B common stock held by VMware was cancelled without the right to receive any payment with respect thereto and (d) the separate corporate existence of merger sub ceased.

As a result of the merger, Pivotal’s Class A common stock has ceased to trade on the New York Stock Exchange (“NYSE”) and became eligible for delisting from the NYSE and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pivotal has requested that the NYSE file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of Pivotal’s Class A common stock from the NYSE. Pivotal intends to file with the SEC a Certification and Notice of Termination of Registration on Form 15 in order to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, as promptly as practicable.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)*	Definitive Proxy Statement of Pivotal Software, Inc. (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on November 27, 2019).

(a)(2)*	Form of Proxy Card (incorporated by reference to the Proxy Statement).

(a)(3)*	Letter to Stockholders of Pivotal Software, Inc. (incorporated by reference to the Proxy Statement).

(a)(4)*	Notice of Special Meeting of Stockholders of Pivotal Software, Inc. (incorporated by reference to the Proxy Statement).

(a)(5)*	Current Report on Form 8-K of Pivotal Software, Inc. dated August 14, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 15, 2019).

(a)(6)*

Joint Press Release dated August 22, 2019 issued by Pivotal Software, Inc. and VMware, Inc. (incorporated by reference to Exhibit 99.1 to Pivotal Software, Inc.’s Current Report filed on Form 8-K with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(7)*

Email to Employees and Blog Posting of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(8)*

Email to Customers of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(9)*

Website Pages of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(10)*

Town Hall Announcement and Slack Invitation of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(11)*

Social Media Postings and Blog Posting of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(12)*	External Q&A of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(13)*

Inside Dell Blog Posting and Email to Employees of Dell Technologies Inc. dated August 22, 2019 (incorporated by reference to Dell Technologies Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(14)*

Email to Industry Analysts of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(15)*

VMware, Inc. Transaction Overview dated August 22, 2019, posted to VMware’s Investor Relations Page (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(16)*

VMware, Inc.’s Second Quarter Earnings Announcement Slides dated August 22, 2019, posted to VMware, Inc.’s Investor Relations Page (Excerpts) (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(17)*	Emails to Employees of VMware, Inc. dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(18)*

VMware, Inc. Blog Posting dated August 22, 2019 regarding Pivotal transaction (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(19)*

VMware, Inc.’s Spokesperson FAQs regarding Transactions Announcement dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(20)*

VMware, Inc.’s Q2’FY20 Earnings Call Transcript dated August 22, 2019 (Pivotal excerpts) (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(21)*

Email to Employees of VMware, Inc. regarding Customer Operations dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(22)*	CEO Email to Employees of VMware, Inc. dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(23)*	Tweets from the VMware, Inc. Twitter Account dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(24)*

Current Report on Form 8-K of VMware, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 27, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(25)*

Internal Employee Q&A of Pivotal Software, Inc. dated August 23, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(26)*

Communication to Dell Global Sales Community of Dell Technologies Inc., dated August 23, 2019 (incorporated by reference to Dell Technologies Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(27)*

Transcript of VMworld Strategy Session and Supplemental Slides dated August 28, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 30, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(28)*	VMware, Inc. Customer Communication dated August 28, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 28, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(29)*

Excerpt from the transcript of Dell Technologies Inc.’s earnings call held on August 29, 2019 (incorporated by reference to Dell Technologies Inc.’s filing with the SEC on August 30, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(30)*

Email to Employees of Pivotal Software, Inc. dated August 30, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 30, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(31)*

Transcript of Sanjay Poonen Appearance on Mad Money dated September 10, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on September 11, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(32)*

Article Published by Computerworld dated September 13, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on September 16, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(33)*

Internal Employee Q&A of Pivotal Software, Inc. dated September 24, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on September 25, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(34)*

Town Hall Presentation of Pivotal Software, Inc. dated October 3, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on October 3, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(35)*

Transcript of SpringOne Platform 2019 Conference dated October 8, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on October 10, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(36)*

Email to Employees of Pivotal Software, Inc. dated November 8, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on November 12, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(37)*

Transcripts of Two Videos to Employees of Pivotal Software, Inc. dated November 15, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on November 15, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(38)*

Email to Employees of Pivotal Software, Inc. dated November 19, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on November 19, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(39)

Email to Pivotal Software, Inc. Employees dated December 3, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on December 3, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(40)

Email to Pivotal Software, Inc. Employees dated December 10, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on December 11, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(41)

Supplement to Definitive Proxy Statement dated December 16, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on December 16, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(c)(1)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated July 31, 2019.

(c)(2)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee and the Pivotal Board dated August 5, 2019.

(c)(3)*	Additional presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee and the Pivotal Board dated August 5, 2019.

(c)(4)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 8, 2019.

(c)(5)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 14, 2019.

(c)(6)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 20, 2019.

(c)(7)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 22, 2019.

(c)(8)*	Opinion of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 22, 2019 (incorporated by reference to Annex B of the Proxy Statement).

(c)(9)*†	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated July 25, 2019.

(c)(10)*	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated July 30, 2019.

(c)(11)*	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated August 14, 2019.

(c)(12)*	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated August 21, 2019.

(c)(13)*	Opinion of Lazard Frères & Company to the VMware Special Committee dated August 21, 2019 (incorporated by reference to Annex C of the Proxy Statement).

(c)(14)*	Presentation materials of Goldman Sachs & Co. LLC to the Dell Board dated August 13, 2019.

(c)(15)*	Presentation materials of Goldman Sachs & Co. LLC to the Dell Board dated August 21, 2019.

(c)(16)*	Draft Presentation materials of Moelis & Company LLC to the Dell Board dated August 21, 2019.

(c)(17)*	Presentation materials of Moelis & Company LLC to the Dell Board dated August 21, 2019.

(c)(18)*	Opinion of Moelis & Company LLC to the Dell Board dated August 21, 2019 (incorporated by reference to Annex D of the Proxy Statement).

(d)(1)*	Agreement and Plan of Merger dated August 22, 2019, between Pivotal Software, Inc., VMware, Inc. and Raven Transaction Sub, Inc. (incorporated by reference to Annex A of the Proxy Statement).

(d)(2)*

Voting Agreement dated August 22, 2019, between VMware, Inc., Ford Motor Company and Pivotal Software, Inc. (incorporated by reference to Exhibit 10.1 to VMware, Inc.’s Current Report filed on Form 8-K with the SEC on August 22, 2019).

(d)(3)*

Consent and Support Agreement dated August 22, 2019, between VMware, Inc., Dell Technologies Inc., EMC Equity Assets LLC, EMC Corporation and VMW Holdco LLC (incorporated by reference to Exhibit 10.2 to VMware, Inc.’s Current Report filed on Form 8-K with the SEC on August 22, 2019).

(d)(4)*	Annual Report on Form 10-K of Pivotal Software, Inc. for the fiscal year ended February 1, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on March 29, 2019).

(d)(5)*	Quarterly Report on Form 10-Q of Pivotal Software, Inc. for the quarterly period ended May 3, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on June 6, 2019).

(d)(6)*	Quarterly Report on Form 10-Q of Pivotal Software, Inc. for the quarterly period ended August 2, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on September 5, 2019).

(f)(1)*	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex E of the Proxy Statement).

(g)(1)	None.

* Previously filed.

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 30, 2019

PIVOTAL SOFTWARE, INC.

By:	/s/ Craig Norris
Name:	Craig Norris
Title:	President and Secretary

VMWARE, INC.

By:	/s/ Craig Norris
Name:	Craig Norris
Title:	Vice President, Deputy General Counsel and Assistant Secretary

RAVEN TRANSACTION SUB, INC.

By:	/s/ Craig Norris
Name:	Craig Norris
Title:	President

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

DENALI INTERMEDIATE INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary